PARK HILL GROUP LLC
(SEC I.D. No. 8-66958)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA
Tel: +1-212-492-4000
Fax: +1-212-489-1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Park Hill Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2019

We have served as the Company's auditor since 2006.

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	23,052,679
Accounts receivable		169,206,696
Interest receivable		3,242,894
Other assets		423,482
Due from affiliates		12,998,412
TOTAL ASSETS	$	208,924,163
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	1,110,737
Taxes payable		946,766
Deferred tax liability		77,141
Other liabilities		129,003
Due to affiliates		5,836,690
TOTAL LIABILITIES		8,100,337
MEMBER'S EQUITY		200,823,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	208,924,163

See notes to statement of financial condition.

PARK HILL GROUP LLC

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Effective May 21, 2013, the Company registered as a commodities trading advisor with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company is a private fund advisor raising capital primarily from institutional investors for interests in private equity funds, hedge funds and real estate private equity funds that are not publicly traded as well as providing secondary advisory services.

The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). PHG Holdings is owned by PHG CP Inc. and PJT Partners Holdings LP ("PJT Partners Holdings" or "PJTPH"), subsidiaries of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, interest receivable, other assets, due from affiliates, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature or they are charged variable market rates of interest.

Cash, Cash Equivalents and Investments in U.S. Treasury Securities—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are primarily held at two major U.S. financial institutions.

As of December 31, 2018, the Company had $2,048,323 representing investments in U.S. Treasury securities, which were included in Cash and Cash Equivalents.

In making an assessment of the fair value hierarchy classification of investments in U.S. Treasury securities, the Company considers the amount of trading activity, observability of pricing inputs as well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run", which is the most liquid version of the maturity band).

As of December 31, 2018, U.S. Treasury securities held by the Company were classified as Level II in the fair value hierarchy. These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

During the year ended December 31, 2018, there were no transfers from Level I to Level II related to U.S. Treasury securities that were initially acquired as on-the-run and classified as Level I, but subsequently transferred to Level II as a result of becoming off-the-run. There were also no transfers between Level I, Level II or Level III during the year ended December 31, 2018.

Foreign Currency—In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. The Company's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period.

Revenue Recognition—The services provided under contracts with customers are recorded as placement fees. Additionally, the Company is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer.

At contract inception, the Company assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or a bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Additionally, the Company allocates the transaction price to the respective performance obligation(s) by estimating the amount of consideration in which the Company expects to be entitled in exchange for transferring the promised services to the customer.

The Company's fund placement services primarily serve private equity, real estate and hedge funds. The Company advises on all aspects of the fundraising process including competitive positioning and market assessment, marketing materials and related documentation and partnership terms and conditions most prevalent in the current environment. The Company also provides secondary advisory services.

With respect to contracts for which placement fees are recognized, the Company has determined that the provision of overall capital advisory services in contemplation of a potential fund placement or capital raise is satisfied over time. Fees related to this performance obligation are recognized over time using a time-based method as the customer simultaneously receives and consumes the benefits of the capital advisory services as they are provided.

With respect to the transaction price for placement services, the consideration to which the Company expects to be entitled is predominantly variable as the consideration is susceptible to factors outside of the Company's influence and/or contain a large number and broad range of possible consideration amounts. As such, these amounts are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of a specified event. Placement fees are typically payable upon completion of a fund closing or may be paid in installments over three or four years with interest being charged to the outstanding balance. With respect to such fees paid over time, the Company has determined there is not a significant financing component related to such contracts.

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Company has determined that the methods described above provide a faithful depiction of the transfer of services to the customer.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

The Company may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues in the period over which services are estimated to be provided. Additionally, the Company may receive payment of certain fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded within other liabilities on the accompanying statement of financial condition.

The Company does not establish a provision for refunds or similar obligations. Additionally, the Company is the principal in the satisfaction of performance obligations.

To obtain a contract with a customer, the Company may incur costs such as advertising, marketing costs, bid and proposal costs and legal fees. The Company has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Company does not expect to recover any of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

The compensation of employees assigned to provide services to customers are direct costs of fulfilling the contract. In addition, out-of-pocket expenses may be incurred as part of fulfilling the promised services under the contract. As these costs are related to performance obligations that are satisfied over time, the costs do not meet the criteria for capitalization.

Interest on placement fees receivable is earned from the time revenue is recognized and is calculated based upon LIBOR plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2018 is reported on the accompanying statement of financial condition as interest receivable.

Accounts Receivable—Accounts receivable includes placement fees due from clients. Included in accounts receivable are long-term receivables which relate to placement fees that are generally paid in installments over a period of three to four years. Accounts receivable are assessed periodically for collectibility and an allowance is recognized for doubtful accounts, if required.

The Company does not have any long-term receivables on non-accrual status. Of receivables that originated as long-term, there were $7,538,181 as of December 31, 2018 that were outstanding more than 90 days.

Allowance for Doubtful Accounts—The Company performs periodic reviews of outstanding accounts receivable and its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Company.

After concluding that a reserved accounts receivable balance is no longer collectible, the Company will reduce both the gross receivable and the allowance for doubtful accounts. This is determined based on several factors, including the age of the accounts receivable balance and the creditworthiness of the counterparty.

As of December 31, 2018, the Company determined the allowance for doubtful accounts is $0.

Compensation and Benefits—Compensation and Benefits includes salaries, cash bonuses, benefits, employer taxes and equity-based compensation associated with the grants of equity-based awards to employees and partners. Compensation cost relating to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's single member-owner is PHG Holdings LLC, a limited liability company treated as a partnership for federal income tax purposes. The Company is not liable for federal income taxes, as members/partners are responsible for their own tax payments. Accordingly, no provision for federal income taxes has been made. Based upon various apportionment factors and state income tax laws, PHG Holdings LLC may be liable for income taxes in certain states and/or local jurisdictions.

The deferred tax liability reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. As of December 31, 2018, the deferred tax liability is primarily comprised of temporary differences related to equity-based compensation.

The Company recognizes and measures unrecognized tax benefits in accordance with U.S. GAAP. The Company evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2018, the Company did not have uncertain tax positions with respect to income taxes that had a material impact on the Company's financial statements. The Company does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Company is subject to possible income tax examinations by major taxing authorities for 2015 through 2018.

Recent Accounting Developments—In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The Company adopted the guidance using the modified retrospective approach as of January 1, 2018 applied to those contracts that were not completed as of January 1, 2018. The Company recognized the cumulative effect of initially applying the new revenue guidance as an adjustment to the opening balance of member's equity on the accompanying statement of financial condition.

The impact of the changes to the Company's statement of financial condition for the adoption of the new revenue guidance was as follows:

	December 31, 2017	Adjustments	January 1, 2018
Accounts receivable, net	$ 158,627,655	$ (1,575,375)	$ 157,052,280
Due from affiliates	241,436	(648,444)	(407,008)
Member's equity	177,430,052	(2,223,819)	175,206,233

In accordance with the new revenue guidance requirements, the disclosure of the impact of adoption on the accompanying statement of financial condition is as follows as of December 31, 2018:

| | As of December 31, 2018 | | |
	As Reported	Without Adoption of Revenue Standard	Effect of Change
Statement of Financial Condition			
Accounts receivable	169,206,696	170,777,531	(1,570,835)
Due from affiliates	12,998,412	13,646,856	(648,444)
Taxes payable	946,766	946,699	67
Member's equity	200,823,826	203,043,172	(2,219,346)

The change between the balances as reported under new and previous accounting guidance is primarily related to the accounting for reimbursable expenses, which were previously reported net and are now reported on a gross basis.

In February 2016, the FASB issued new guidance regarding leases. The guidance requires lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. The lease-related assets will be amortized to expense over the life of the leases and the liability, and related interest expense, will be reduced as lease payments are made over the life of the lease. Entities are also required to provide enhanced disclosure about leasing arrangements. The amendments retain lease classifications, distinguishing finance leases from operating leases, using criteria that are substantially similar for distinguishing capital leases from operating leases in previous guidance. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Adoption requires a modified retrospective approach or through a cumulative-effect adjustment to the opening balance of retained earnings. The Company has adopted the standard using the cumulative-effect approach as of January 1, 2019. The Company elected the transition package of practical expedients to alleviate certain operational complexities related to the adoption, but has not elected the use of hindsight practical expedient. The Company's undiscounted lease commitments, as described in Note 4, primarily relate to office space, and represent substantially all of the leases that will be subject to the new guidance. The Company is finalizing its assessment of the cumulative-effect adjustment, but expects that the adjustment will be primarily related to recording the right-of-use assets and lease liabilities on the accompanying statement of financial condition.

In June 2016, the FASB issued guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is currently assessing the impact that adoption of this guidance will have on its financial statements.

3. RELATED PARTY TRANSACTIONS

Pursuant to an administrative services and expense agreement between the Company and PJTPH, the Company reimbursed PJTPH for direct and indirect expenses incurred on the Company's behalf including accounting, compensation, human resources, legal, compliance, financial administration,

information technology, office services and facilities.. As of December 31, 2018, the Company had a receivable from PJTPH of $12,268,767.

The Company also had a service agreement with PJT Partners (UK) Limited ("PJT-UK"), a UK affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed though the Financial Conduct Authority. The fee for such services is cost plus 15%. As of December 31, 2018, the Company owed PJT-UK $3,089,796.

The Company also had a service agreement with PJT Partners (HK) Limited ("PJT-HK"), a Hong Kong affiliate of PJT. This affiliate provided marketing services on behalf of the Company to investors in Hong Kong, Australia and throughout Asia as licensed through the Securities and Futures Commission in Hong Kong. The fee for such services is cost plus 15%. As of December 31, 2018, the Company owed PJT-HK $2,415,518.

From time to time, the Company and various affiliated entities incur costs on each other's behalf. As of December 31, 2018, there were balances due to various entities of $331,376 and a balance due from an affiliated entity of $729,645.

4. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through April 2020.

The following is a schedule of future minimum lease payments required under these non-cancelable operating leases:

Year Ending December 31,		
2019	$	941,717
2020		311,133
	$	1,252,850

The Company has entered into a sub-lease agreement for one of its properties to a third party through April 2020.

Litigation—From time to time, the Company may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Company believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on financial statements of the Company.

Indemnification—The Company may enter into contracts that contain a variety of indemnification obligations. The Company's maximum exposure under these arrangements is not known; however, the Company currently expects any associated risk of loss to be insignificant. In connection with these matters, the Company may incur legal expenses, which are expensed as incurred.

5. **CONCENTRATIONS OF CREDIT RISK**

The Company derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there may be a concentration of receivables with these same clients.

The Company had one client account for approximately 6% of its accounts receivable at December 31, 2018.

6. **MEMBER'S EQUITY**

During the year ended December 31, 2018, the Company paid distributions of member's equity of $10,000,000.

7. **REGULATORY REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. The Company elected to adopt the Alternative Standard which defines minimum net capital as $250,000 or 2% of aggregate debit items computed in accordance with the Reserve Requirement, whichever is greater. At December 31, 2018, the Company had net capital of $14,952,342, which was in excess of its statutory requirements by $14,702,342.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

8. **DEFINED CONTRIBUTION PLAN**

PJTPH provides a 401(k) savings plan (the "Plan") for permanent full time employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year.

9. **SUBSEQUENT EVENTS**

The Company has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

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